UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number 000-49984

Mitel Networks Corporation

(Translation of registrant’s name into English)

350 Legget Drive, Ottawa, Ontario K2K 2W7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitel Networks Corporation

Date: April 28, 2010	By:	/s/ Gregory J. Hiscock
Name: Gregory J. Hiscock
Title: General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Articles of Amendment dated April 22, 2010.

99.2	Articles of Amendment dated April 27, 2010.

99.3	Shareholders Agreement, dated April 27, 2010, among Mitel Networks Corporation (the “Corporation”), Dr. Terence H. Matthews, and the shareholders of the Corporation party thereto.

99.4	Amended and Restated Registration Rights Agreement, dated April 27, 2010, among the Corporation, Dr. Terence H. Matthews, and the shareholders of the Corporation party thereto.